SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No.1)*
International Seaways, Inc
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
Y41053102**
(CUSIP Number)
Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel. (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 28, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
** The Common Stock has no CUSIP number. The CINS number for the Common Stock is Y41053102.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paulson & Co. Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

2,909,100 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

2,909,100 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,909,100 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.97%

14.	TYPE OF REPORTING PERSON

IA

(1) See Note 1 to Item 5 below.

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 2.	Identity and Background.
Item 2(b) is hereby amended and restated to read as follows:
(b) The principal business address of the Reporting Person is 1133 Avenue of the Americas, 33rd Floor, New York, New York 10036.
Item 2(c) is hereby amended and restated to read as follows:
(c) Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages onshore and offshore pooled investment vehicles and to separately managed accounts (collectively, such pooled investment vehicles and accounts shall be referred to as the “Funds”).  John Paulson is the President and sole Director of Paulson & Co. Inc.
Information regarding the directors, executive officers and/or control persons of the Reporting Person
(collectively, the “Instruction C Persons”) is set forth in Schedule A attached hereto.
Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated to read as follows:
(a) The aggregate percentage of Common Stock reported owned by the Reporting Person is based upon 29,183,431 shares of Common Stock outstanding as of November 2, 2018, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2018. As of the date hereof, the Reporting Person may be deemed to have beneficially owned approximately 9.97% of the outstanding Common Stock.
(b) Number of shares of Common Stock as to which Paulson has:
(i) Sole power to vote or direct the vote: 2,909,100 (see Note 1).
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 2,909,100 (see Note 1).
(iv) Shared power to dispose or direct the disposition: 0
(c) The transactions effected by the Reporting Person during the past 60 days are set forth on Schedule B attached hereto.
(d) See Note 1.
(e) Not applicable.
Note 1: Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages the Funds. In its role as investment advisor, or manager, as the case may be, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule 13D that are owned by the Funds. The pecuniary interest of all securities reported in this Schedule is owned by the Funds. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, Paulson disclaims beneficial ownership of all securities reported in this Schedule 13D.
For reporting purposes, the aggregate amount of Common Stock deemed to be beneficially owned by the Reporting Person is calculated based on an aggregate of 2,909,100 shares of Common Stock held by the Reporting Person as of the date hereof.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  November 30, 2018
PAULSON & CO. INC

By:	/s/ Stuart L. Merzer
	Name:	Stuart L. Merzer
	Title:	General Counsel & Chief Compliance Officer

SCHEDULE A
INFORMATION REGARDING THE INSTRUCTION C PERSONS
The following table sets forth the name, title, principal occupation, business address and place of employment of each of the executive officers and directors of Paulson & Co. Inc.
Name	Title and Principal Occupation	Business Address and Place of Employment
John Paulson	President, Director, Portfolio Manager	1133 Avenue of the Americas, 33rd Floor New York, NY 10036
Chris Bodak	Chief Financial Officer	1133 Avenue of the Americas, 33rd Floor New York, NY 10036
Stuart Merzer	General Counsel and Chief Compliance Officer	1133 Avenue of the Americas, 33rd Floor New York, NY 10036
Andrew Hoine	Director of Research	1133 Avenue of the Americas, 33rd Floor New York, NY 10036
Linda Forish	Chief Operating Officer	1133 Avenue of the Americas, 33rd Floor New York, NY 10036

SCHEDULE B
TRANSACTIONS IN THE SECURITIES OF THE ISSUER DURING THE PAST 60 DAYS
Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
11/28/2018	Common Stock	(128,700)	18.7750
11/29/2018	Common Stock	(46,300)	19.6263